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                            November 16, 2021

       Kay Neely
       Chief Financial Officer and Treasurer
       Sila Realty Trust, Inc.
       4890 West Kennedy Blvd.,
       Suite 650
       Tampa, FL 33609

                                                        Re: Sila Realty Trust,
Inc.
                                                            Form 8-K/A filed
July 23, 2021
                                                            Form 10-K filed
March 24, 2021
                                                            File No. 000-55435

       Dear Kay Neely:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K/A Filed on July 23, 2021

       Item 8.01 Other Events

   1. We note your disclosure that your estimated value per share is $9.95 as of May 31, 2021.
                                                        Please revise
disclosures in future filings to include the key assumptions used in the primary valuation
method, including either a range or the weighted average for each key assumption.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kay Neely
Sila Realty Trust, Inc.
November 16, 2021
Page 2

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Wilson Lee,
Staff Accountant, at 202-551-3468 if you have any questions.



FirstName LastNameKay Neely                             Sincerely,
Comapany NameSila Realty Trust, Inc.
                                                        Division of Corporation
Finance
November 16, 2021 Page 2                                Office of Real Estate &
Construction
FirstName LastName